Filed Pursuant to Rule 424(b)(3)

SEC File No. 333-126291

PROSPECTUS SUPPLEMENT DATED AUGUST 22, 2005

TO

REOFFER PROSPECTUS DATED JUNE 30, 2005

712,500 Shares

AMPEX CORPORATION

Class A Common Stock

This prospectus supplement supplements the information set forth under the caption “Selling Stockholders” in the reoffer prospectus dated June 30, 2005 (the “Prospectus”) which was filed with the Commission as part of the Form S-8 Registration Statement and Post-Effective Amendment (File No. 333-126291) on June 30, 2005. This prospectus supplement should be read in conjunction with the Prospectus and is qualified in its entirety by reference to the Prospectus, except to the extent that the information contained herein supersedes the information contained in the Prospectus.  Capitalized terms used and not defined herein have the meanings given to them in the Prospectus.

The following table sets forth certain information about the beneficial ownership of Class A Stock by the selling stockholders as of August 15, 2005, and the maximum number of shares of Class A Stock that may be offered and sold by them from time to time pursuant to the Prospectus and this prospectus supplement.  As of August 15, 2005, we had 3,749,506 shares of Class A Stock outstanding, and no shares of any other class of our securities outstanding

Unless otherwise indicated, the stockholders named below have sole voting and investment power with respect to all shares shown as beneficially owned by them.  However, as indicated by the notes following the table, certain shares may be deemed to be beneficially owned by more than one holder as a result of attribution of ownership among affiliated persons and entities, or pursuant to contractual or other arrangements.  The inclusion of any shares for any stockholder in the table below shall not be deemed an admission that such stockholder is, for any purpose, the beneficial owner of such shares.

An asterisk denotes beneficial ownership of less than 1% of the class of securities indicated.

	Shares Beneficially Owned Prior to the Offering			Shares to be sold in	Shares Beneficially Owned After the Offering
	Number		Percent	Offering(1)	Number	Percent

Edward J. Bramson, Chairman of the Board and Chief Executive Officer	513,440	(2)	13.5%	50,000	463,440	12.4%

Craig L. McKibben, Director, Vice President, Chief Financial Officer and Treasurer	229,660	(3)	6.1%	28,862	200,798	5.4%

Douglas T. McClure, Jr., Director	10,125	(4)	*	10,000	125	*

Peter Slusser, Director	11,625	(5)	*	11,000	625	*

William A. Stoltzfus, Jr., Director	9,175	(6)	*	9,000	175	*

Sharon Genberg, Vice President	9,364	(7)	*	9,045	319	*

Joel D. Talcott, Vice President and Secretary	32,271	(8)	*	30,325	1,946	*

Ramon C.H. Venema, Vice President	25,454	(9)	*	25,000	454	*

(1)                                  Represents shares held by the selling stockholders subject to outstanding employee stock options granted under the Company’s 1992 Stock Incentive Plan, as amended.

(2)                                  Mr. Bramson has stated in certain filings with the Commission that he disclaims beneficial ownership of certain shares shown in the table above for purposes of Sections 13(d), 13(g) and 16 of the Exchange Act, or otherwise. Mr. Bramson is the controlling stockholder of Second Jeffson Corporation (“SJC”) and Sherborne & Company Incorporated (“SCI”).  SCI is the general partner of a partnership that controls the voting stock of Sherborne Holdings Incorporated (“SHI”). Mr. Bramson also serves as co-administrator of the Ampex Retirement Master Trust (the “Ampex Trust”).  Accordingly, he may be deemed to own beneficially all shares of Class A Stock beneficially owned, directly or indirectly, by SJC, SCI, SHI and the Ampex Trust.  However, Mr. Bramson has no pecuniary interest in the shares held by the Ampex Trust. The shares shown in the table include: 214,468 shares owned directly by Mr. Bramson; 50,000 shares subject to outstanding options granted under the Company’s 1992 Stock Incentive Plan (25,000 of which are currently exercisable or will become exercisable within 60 days of August 15, 2005); 20,000 shares beneficially owned by SJC; 1,698 shares beneficially owned by SCI; 54,927 shares beneficially owned by SHI and a subsidiary of SHI; and 172,347 shares beneficially owned by the Ampex Trust.  Of the total shares reported as beneficially owned, Mr. Bramson shares investment power with respect to 172,347 shares owned by the Ampex Trust.

(3)                                  Mr. McKibben has stated in certain filings with the Commission that he disclaims beneficial ownership of certain shares shown in the table above for purposes of Sections 13(d), 13(g) and 16 of the Exchange Act, or otherwise. Mr. McKibben serves as co-administrator of the Ampex Trust and, accordingly, may be deemed to own beneficially all shares of Class A Stock beneficially owned by the Ampex Trust. However, he has no pecuniary interest in the shares held by the Ampex Trust. The shares shown in the table include: 28,451 shares owned directly by Mr. McKibben; 28,862 shares subject to outstanding options granted under the Company’s 1992 Stock Incentive Plan (all of which are or will become exercisable within 60 days of August 15, 2005); and 172,347 shares beneficially owned by the Ampex Trust. Of the total shares reported as beneficially owned, Mr. McKibben shares investment power with respect to 172,347 shares owned by the Ampex Trust.

(4)                                  Represents 125 shares owned directly by Mr. McClure and 10,000 shares subject to outstanding options granted under the 1992 Stock Incentive Plan (9,000 of which are currently exercisable or will become exercisable within 60 days of August 15, 2005).

(5)                                  Represents 625 shares owned directly by Mr. Slusser and 11,000 shares subject to outstanding options granted under the 1992 Stock Incentive Plan (10,000 of which are currently exercisable or will become exercisable within 60 days of August 15, 2005).

(6)                                  Represents 175 shares owned directly by Mr. Stoltzfus and 9,000 shares subject to outstanding options granted under the 1992 Stock Incentive Plan (8,000 of which are currently exercisable or will become exercisable within 60 days of August 15, 2005).

(7)                                  Represents 319 shares owned directly by Ms. Genberg and 9,045 shares subject to outstanding options granted under the 1992 Stock Incentive Plan (all of which are currently exercisable or will become exercisable within 60 days of August 15, 2005).

(8)                                  Represents 1,946 shares owned directly by Mr. Talcott and 30,325 shares subject to outstanding options granted under the 1992 Stock Incentive Plan (all of which are or will become exercisable within 60 days of August 15, 2005).

(9)                                  Represents 454 shares held directly by Mr. Venema and 25,000 shares subject to outstanding options granted under the 1992 Stock Incentive Plan (all of which are or will become exercisable within 60 days of August 15, 2005).